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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-43060

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                             Mayfair Gold Corp.
(Translation of registrant’s name into English)

489 McDougall Street
           Matheson, Ontario P0K 1N0, Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☐ Form 20-F          ⌧ Form 40-F

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DOCUMENTS FILED AS PART OF THIS FORM 6-K

Exhibit	Description
99.1	News Release, dated August 24, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 24, 2026

Mayfair Gold Corp.

By:/s/ Kevin Annett

Name:Kevin Annett

Title: Chief Financial Officer